Filed Pursuant to Rule 424(b)(3)
Registration No. 333-112169

SUPPLEMENT NO. 15 DATED OCTOBER 17, 2005

TO PROSPECTUS DATED APRIL 23, 2004

APPLE REIT SIX, INC.

The following information supplements the prospectus of Apple REIT Six, Inc. dated April 23, 2004 and is part of the prospectus. This Supplement updates the information presented in the prospectus and in prior Supplements. Prospective investors should carefully review the prospectus, Supplement No. 7 (which was cumulative and replaced all prior Supplements), Supplement No. 8, Supplement No. 14 (which was cumulative and replaced Supplements No. 9 through 13), and this Supplement No. 15.

Status of the Offering	S – 3
Recent Developments	S – 3
Acquisitions and Related Matters	S – 4
Summary of Contracts	S – 5
Our Properties	S – 7

The prospectus, and each supplement, contains forward-looking statements. These forward-looking statements may involve our plans and objectives for future operations, including future growth and availability of funds. These forward-looking statements are based on current expectations, which are subject to numerous risks and uncertainties. Assumptions relating to these statements involve judgments with respect to, among other things, the continuation of our offering of units, future economic, competitive and market conditions and future business decisions, together with local, national and international events (including, without limitation, acts of terrorism or war, and their direct and indirect effects on travel and the economy). All of these matters are difficult or impossible to predict accurately and many of them are beyond our control. Although we believe the assumptions relating to the forward-looking statements, and the statements themselves, are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that these forward-looking statements will prove to be accurate. In light of the significant uncertainties inherent in these forward-looking statements, the inclusion of this information should not be regarded as a representation by us or any other person that our objectives and plans, which we consider to be reasonable, will be achieved.

“Courtyard by Marriot,” “Fairfield Inn,” “TownePlace Suites,” “Springhill Suites” and “Residence Inn” are each a registered trademark of Marriott International, Inc. or one of its affiliates. All references below to “Marriott” mean Marriott International, Inc. and all of its affiliates and subsidiaries, and their respective officers, directors, agents, employees, accountants and attorneys. Marriott is not responsible for the content of this prospectus supplement, whether relating to hotel information, operating information, financial information, Marriott’s relationship with Apple REIT Six, Inc., or otherwise. Marriott is not involved in any way, whether as an “issuer” or “underwriter” or otherwise, in the offering by Apple REIT Six, Inc. and receives no proceeds from the offering. Marriott has not expressed any approval or disapproval regarding this prospectus supplement or the offering related to this prospectus supplement, and the grant by Marriott of any franchise or other rights to Apple REIT Six, Inc. shall not be construed as any expression of approval or disapproval. Marriott has not assumed, and shall not have, any liability in connection with this prospectus supplement or the offering related to this prospectus supplement.

“Hampton Inn & Suites,” “Homewood Suites,” and “Hilton Garden Inn” are each a registered trademark of Hilton Hotels Corporation or one of its affiliates. All references below to “Hilton” mean Hilton Hotels Corporation and all of its affiliates and subsidiaries, and their respective officers, directors, agents, employees, accountants and attorneys. Hilton is not responsible for the content of this prospectus supplement, whether relating to hotel information, operating information, financial information, Hilton’s relationship with Apple REIT Six, Inc., or otherwise. Hilton is not involved in any way, whether as an “issuer” or “underwriter” or otherwise, in the offering by Apple REIT Six, Inc. and receives no proceeds from the offering. Hilton has not expressed any approval or disapproval regarding this prospectus supplement or the offering related to this prospectus supplement, and the grant by Hilton of any franchise or other rights to Apple REIT Six, Inc. shall not be construed as any expression of approval or disapproval. Hilton has not assumed, and shall not have, any liability in connection with this prospectus supplement or the offering related to this prospectus supplement.

STATUS OF THE OFFERING

We completed the minimum offering of units (with each unit consisting of one Common Share and one Series A Preferred Share) at $10.50 per unit on April 29, 2004. We are continuing the offering at $11 per unit in accordance with the prospectus.

As of September 27, 2005, we had closed on the following sales of units in the offering:

Price Per Unit	Number of Units Sold	Gross Proceeds	Proceeds Net of Selling Commissions and Marketing Expense Allowance
$10.50	4,761,905	$50,000,000	$45,000,000
$11.00	65,133,288	716,466,167	644,819,561

Total	69,895,193	$766,466,167	$689,819,561

RECENT DEVELOPMENTS

On September 15, 2005, one of our wholly-owned subsidiaries closed on the purchase of a hotel in Mt. Olive, New Jersey. The gross purchase price for this hotel was $12,070,000. The purchase contract remains in effect with regard to one other hotel under construction, although there can be no assurance at this time that the remaining closing will occur under this contract.

On September 30, 2005, one of our wholly-owned subsidiaries closed on the purchase of a hotel in Saratoga Springs, New York. The gross purchase price for this hotel was $17,750,000. The effective date of this purchase for certain accounting and rent pro-ration purposes was September 29, 2005.

On September 30, 2005, one of our wholly-owned subsidiaries closed on the purchase of three separate entities, each holding one hotel (two of which are located in Alabama and one of which is located in Georgia). The aggregate gross purchase price for these transactions was $17,196,472. These transactions also included our assumption of the indemnitor’s obligations for the existing loans secured by the hotels. The effective date of these transactions for certain accounting and rent pro-ration purposes was September 29, 2005.

On October 3, 2005, one of our wholly-owned subsidiaries closed on the purchase of an entity holding a hotel in Valdosta, Georgia. The gross purchase price for this transaction was $8,284,444. The effective date of this transaction for certain accounting and rent pro-ration purposes was October 1, 2005.

The closings related to the four hotels in Georgia and Alabama occurred in connection with a master purchase contract for 16 entities holding a total of 19 hotels. To date, including the recent transactions, a total of 13 of these entities, which hold 16 hotels, have been purchased.

The total gross purchase price for these purchases, which resulted in our ownership of six additional hotels, was funded as necessary by our ongoing offering of units. We also used the proceeds of our ongoing offering to pay $1,106,018, representing 2% of the total gross purchase price for the recent purchases, as a commission to Apple Six Realty Group, Inc. This entity is owned by Glade M. Knight, who is one of our directors and our Chief Executive Officer.

As a result of our recent purchases, we currently own a total of 49 hotels, which are located in the states indicated in the map below:

ACQUISITIONS AND RELATED MATTERS

Overview of Recent Purchases

Our recent purchases, through our subsidiaries, have resulted in our indirect ownership of six additional hotels. Although some of our purchases related to entities holding hotels, rather than direct purchases of the hotels, all six hotels (whether acquired directly or not) will be referred to below as the recently purchased hotels. Each hotel has been leased to another one of our wholly-owned subsidiaries, as the lessee, under a separate hotel lease agreement. For simplicity, the applicable lessee will be referred to below as the “lessee.”

Each hotel is managed under a separate management agreement between the lessee and the applicable manager. For simplicity, the manager will be referred to below as the “manager.”

The hotel lease agreements and management agreements are among the contracts described in the next section. The table below specifies the franchises, hotel owners, lessees and managers for our recent purchases (with additional hotel information provided in a following section):

Hotel	Franchise (a)	Hotel Owner/Lessor	Lessee	Manager (b)
Mt. Olive, New Jersey	Residence Inn	Apple Six Hospitality Ownership, Inc.	Apple Six Hospitality Management, Inc	White Lodging Services Corporation

Saratoga Springs, New York	Hilton Garden Inn	Apple Six Hospitality Ownership, Inc.	Apple Six Hospitality Management, Inc.	White Lodging Services Corporation

Huntsville, Alabama	Fairfield Inn	Sunbelt-Huntsville, L.L.C.	Apple Six Services Huntsville, Inc.	LBAM-Investor Group, L.L.C.

Montgomery, Alabama	Springhill Suites	Sunbelt Hotel Properties II, L.L.C.	Apple Six Services Montgomery, Inc.	LBAM-Investor Group, L.L.C.

Savannah, Georgia	Springhill Suites	Sunbelt Hotels-Georgia, L.L.C.	Apple Six Services Savannah, Inc.	LBAM-Investor Group, L.L.C.

Valdosta, Georgia	Courtyard	Sunbelt-FCF, L.L.C.	Apple Six Hospitality Management, Inc.	LBAM-Investor Group, L.L.C.

Notes for Table:

(a)	All brand and trade names, logos or trademarks contained, or referred to, in this prospectus supplement are the properties of their respective owners. These references shall not in any way be construed as participation by, or endorsement of, our offering by any of our franchisors or managers.
(b)	The hotels listed (except the hotels in New Jersey and New York) were purchased from an affiliate of the indicated manager.

We have no material relationship or affiliation with the sellers or the managers, except for the relationship resulting from our purchases, the management agreements, the pending purchase contracts and any related documents.

Loan Assumption

The separate entities that hold the hotels in Huntsville, Alabama, Montgomery, Alabama and Savannah, Georgia continue to serve as the borrowers under three separate non-recourse loans secured by the applicable hotel. As a result of this non-recourse structure, the lender generally must rely on the property, rather than the borrower, as the lender’s source of repayment in any collection action. There are exceptions to the non-recourse structure in certain situations, such as misappropriation of funds and environmental liabilities. In these situations, the lender is permitted to seek repayment from the indemnitor of the loan. We have assumed the potential liability for these non-recourse exceptions as the new indemnitor for the loans.

The aggregate outstanding principal balance for these non-recourse loans as of September 29, 2005 was approximately $9,900,000. The aggregate required monthly loan payment is $71,559, representing amortized principal and interest. For each loan, the annual interest rate is 6.80% and the maturity date is January 11, 2013.

SUMMARY OF CONTRACTS

Hotel Lease Agreements

Each of the six recently purchased hotels is covered by a separate hotel lease agreement between our wholly-owned purchasing subsidiary and the applicable lessee (another one of our wholly-owned subsidiaries, as specified in the previous section). Each lease provides for an initial term of 10 years. Each lessee has the option to extend its lease term for two additional five-year periods, provided it is not in default at the end of the prior term or at the time the option is exercised.

Each lease provides for annual base rent and percentage rent. The annual base rent is payable in advance in equal monthly installments and will be adjusted each year in proportion to the Consumer Price Index (based on the U.S. City Average). The annual base rents and lease commencement dates for the hotels are shown below:

Hotel	Franchise	Annual Base Rent	Date of Lease Commencement
Mt. Olive, New Jersey	Residence Inn	$1,229,469	September 15, 2005
Saratoga Springs, New York	Hilton Garden Inn	1,429,510	September 29, 2005
Huntsville, Alabama	Fairfield Inn	465,997	September 29, 2005
Montgomery, Alabama	Springhill Suites	607,915	September 29, 2005
Savannah, Georgia	Springhill Suites	515,546	September 29, 2005
Valdosta, Georgia	Courtyard	734,599	October 1, 2005

The annual percentage rent depends on a formula that compares fixed “suite revenue breakpoints” with a portion of “suite revenue,” which is equal to gross revenue from guest rentals less sales and room taxes and credit card fees. The suite revenue breakpoints will be adjusted each year in proportion to the Consumer Price Index (based on the U.S. City Average). Specifically, the annual percentage rent is equal to the sum of (a) 17% of all suite revenue for the year, up to the applicable suite revenue breakpoint; plus (b) 55% of the suite revenue for the year in excess of the applicable suite revenue breakpoint, as reduced by base rent paid for the year.

Management Agreements

Each of the recently purchased hotels is being managed by the manager under separate management agreements between the manager and the applicable lessee (which is one of our wholly-owned subsidiaries, as specified in the previous section). The manager is responsible for managing and supervising the daily operations of the hotels and for collecting revenues for the benefit of the applicable lessee. The fees and other terms of these agreements are the result of commercial negotiations between otherwise unrelated parties, and we believe that such fees and terms are appropriate for the hotels and the markets in which they operate.

Franchise Agreements

With respect to the hotel franchised by Hilton Hotels Corporation or one of its affiliates (located in Saratoga Springs, New York), there is a franchise license agreement between the franchisor and the applicable lessee (as specified in the previous section). Apple Six Hospitality, Inc. (our wholly-owned subsidiary) has entered into a guarantee in which it has guaranteed the payment and performance of the lessee under the franchise license agreement.

With respect to the other five recently purchased hotels, there is a relicensing franchise agreement between our wholly-owned subsidiary that is serving as the lessee of the hotel and Marriott International, Inc., or one of its affiliates. In addition, we have caused our wholly-owned subsidiary, Apple Six Hospitality, Inc., to provide a separate guaranty of the payment and performance of the lessee under the relicensing franchise agreement.

Owner Agreements

With respect to the five recently purchased hotels covered by relicensing franchise agreements, there is a separate owner agreement between the applicable franchisor, owner and lessee. The owner agreements generally provide that the owner (our wholly-owned subsidiary) will (a) be bound by certain restrictions in the related relicensing franchise agreement for the hotel; and (b) perform the obligations of the lessee (which is another one of our wholly-owned subsidiaries) in the event of its default under such agreement.

OUR PROPERTIES

Our hotels, including our recently purchased hotels, offer guest rooms and suites, together with related amenities, that are consistent with their operation as extended-stay, select service or full service hotels. The hotels are located in developed or developing areas and in competitive markets. We believe the hotels are well-positioned to compete in their respective markets based on location, amenities, rate structure and franchise affiliation. In the opinion of management, the hotels are adequately covered by insurance. The following tables present further information about the recently purchased hotels.

Table 1. General Information

Hotel	Franchise	Number of Rooms/ Suites	Gross Purchase Price	Average Daily Rate (Price) per Room/ Suite (a)	Federal Income Tax Basis for Depreciable Real Property Component of Hotel (b)
Mt. Olive, New Jersey	Residence Inn	123	$12,070,000	$99 – 169	$10,738,800
Saratoga Springs, New York	Hilton Garden Inn	112	17,750,000	99 – 159	15,421,888
Huntsville, Alabama	Fairfield Inn	79	4,954,453	71 – 81	4,483,235
Montgomery, Alabama	Springhill Suites	79	6,834,944	82 – 92	5,932,739
Savannah, Georgia	Springhill Suites	79	5,407,075	89 – 99	4,760,527
Valdosta, Georgia	Courtyard	84	8,284,444	92 – 139	7,283,479

	Total	556	$55,300,916

Notes for Table 1:

(a)	The amounts shown are subject to change, and exclude discounts that may be offered to corporate and frequent customers.
(b)	The depreciable life is 39 years (or less, as may be permitted by federal tax laws) using the straight-line method. The modified accelerated cost recovery system will be used for the personal property component of each hotel. The federal income tax basis has been updated for, and replaces the estimates previously disclosed for, the hotels in Huntsville, Alabama, Montgomery, Alabama and Savannah, Georgia.

Table 2. Operating Information (a)

PART A		Avg. Daily Occupancy Rates (%)
Hotel	Franchise	2001	2002	2003	2004	2005
Mt. Olive, New Jersey	Residence Inn	—	—	—	—	—
Saratoga Springs, New York	Hilton Garden Inn	68%	71%	71%	69%	56%
Huntsville, Alabama	Fairfield Inn	75%	74%	73%	76%	81%
Montgomery, Alabama	Springhill Suites	75%	79%	80%	80%	73%
Savannah, Georgia	Springhill Suites	77%	76%	76%	79%	84%
Valdosta, Georgia	Courtyard	—	68%	80%	82%	83%

PART B		Revenue per Available Room/Suite ($)
Hotel	Franchise	2001	2002	2003	2004	2005
Mt. Olive, New Jersey	Residence Inn	—	—	—	—	—
Saratoga Springs, New York	Hilton Garden Inn	$84	$92	$103	$99	$68
Huntsville, Alabama	Fairfield Inn	47	45	47	50	55
Montgomery, Alabama	Springhill Suites	51	57	59	62	60
Savannah, Georgia	Springhill Suites	54	53	55	59	67
Valdosta, Georgia	Courtyard	—	49	62	65	68

Notes for Table 2:

(a)	Operating information is presented for the last five years. For a hotel which opened within that period, the presentation begins with the opening year of the hotel. Results of operations for those periods before the effective date of our ownership were provided by the applicable seller or manager for such periods. The hotel in Mt. Olive, New Jersey was the result of new construction.

Table 3. Tax and Related Information

Hotel	Franchise	Tax Year		Real Property Tax Rate (c)	Real Property Tax
Mt. Olive, New Jersey	Residence Inn	2004	(a)	3.5400%	$33,984
Saratoga Springs, New York	Hilton Garden Inn	2005	(b)	2.2268%	174,806
Huntsville, Alabama	Fairfield Inn	2004	(b)	1.6112%	35,708
Montgomery, Alabama	Springhill Suites	2004	(b)	3.4500%	27,492
Savannah, Georgia	Springhill Suites	2004	(a)	29.0370%	38,607
Valdosta, Georgia	Courtyard	2004	(a)	27.5700%	39,404

Notes for Table 3:

(a)	Represents calendar year.
(b)	Represents fiscal year.
(c)	Property tax rate is an aggregate figure for county, city and other local taxing authorities (to the extent applicable).